"Exemption No. 82-1357"

Continental

Press Release

03032206

SUPPL

03 SEP 25 AM 7:21

Continental AG returns as DAX listing

Stock up more than 50 percent since the beginning of this year

Hannover/Frankfurt/Main, September 22, 2003. From today on, the share of Continental AG, Hannover, will be listed on the DAX index again, taking the international auto products supplier back into the top segment of the German stock exchange following an absence of seven years. Continental, one of DAX's members when it was set up originally, is the first company in a 15-year DAX history to re-enter Germany's stock index for the largest 30 German companies.

Stock of the auto products supplier has gained a good 50 percent since the beginning of this year, reaching a sustained level of more than 23 euros. Company management sees potential for a further 25 to 35 percent price rise.

The Continental Corporation is a leading supplier of brake systems, chassis components, vehicle electronics, tires and elastomers for technical applications. In 2002 the company took in 11.4 billion euros in sales and had around 65,500 employees on its payroll worldwide, with roughly 27,000 in Germany.

PROCESSED
OCT 07 2003
THOMSON FINANCIAL

Dr. Heimo Prokop
Director Corporate Communications
Tel.: +49 (0)511-938-1485
Fax: +49 (0)511-938-1055
Email: prkonzern@conti.de

Hannes Boekhoff
Head of Press
Tel.: +49 (0)511-938-1278
Fax: +49 (0)511-938-1055
Email: prkonzern@conti.de

dlw 9/29

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